                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

January 31, 2014

                                                                          [LOGO]
                                                                            FASF

                                                                January 31, 2014

                      Company Name            Ricoh Company, Ltd.
                      President and C.E.O.    Zenji Miura
                      (Code Number:  7752 First  Section of the Tokyo Stock
                      Exchange, Nagoya  Stock  Exchange  Inc.,   Fukuoka  Stock
                      Exchange,   and Sapporo Securities Exchange)
                      Contact: Yutaka Kaneko, General Manager, PR Department Tel. 03-6278-5228

                RICOH REORGANIZES ITS DOMESTIC SALES SUBSIDIARIES

               Strengthening one-stop solution services capability

TOKYO, JANUARY 31, 2014 - Ricoh today announced that it will reorganize its domestic sales subsidiaries as Ricoh Japan Corporation effective July 1, 2014. Ricoh Technosystems Co., Ltd., Ricoh Business Expert Co., Ltd., and Ricoh IT Solutions Co., Ltd. will be integrated into Ricoh Japan Corporation.

Customer circumstances are changing dramatically, with expanding globalization, increase in cloud and mobile solutions, and diversifying of work styles. Accordingly, customers face increasingly sophisticated and varied business challenges, including reinforcement of competitiveness, improvement of business efficiency, and responding to work style changes. Under these circumstances, the Ricoh Group is changing its business structure by expanding its services businesses to provide new value to customers globally.

In line with this strategy, in Japan, we have successfully expanded our services businesses under sales, services, systems development, and a professional organizational system specialized in each business function. The reorganization of sales affiliates in Japan is intended to further accelerate our structural reform of the services business. Integrating solid sales and a services structure that extends across Japan with expertise cultivated individually, we aim to enhance our one-stop solution services capability based on the Group's overall strength, assuring a fast, high-quality response tailored to the region or market. Our goal is to achieve sustainable growth along with our customers while continuing to develop our core document business and create new customer value by enhancing solution services in areas such as IT services, communications, workplaces, and business processes.

                   [OBJECTIVES OF LAUNCHING THE NEW COMPANY]

1. Demonstrate the overall strength of the Ricoh Group to achieve No.1 customer satisfaction

2. Expand and strengthen the document business area, including MFPs, other printers, production printing, and Managed Document Services

3. Create new customer value by strengthening the solution services

                         [ OUTLINE OF THE NEW COMPANY ]

   . Company Name :      Ricoh Japan Corporation

   . Business start date :   July 1, 2014

   . Number of Employees :   About 19,500

                                     - 2 -